Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company and other investors (each as a Limited Partner) intend to enter into the Partnership Agreement with Xiongan Fund Management and CLIIM (each as a General Partner) by 31 December 2019 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB8,002,000,000, of which RMB3,000,000,000 shall be contributed by the Company. China Life Capital and Xiongan Fund Management will serve as the manager and investment advisor of the Partnership, respectively.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and CLIIM is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and CLIIM is an associate of CLIC, and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company and other investors (each as a Limited Partner) intend to enter into the Partnership Agreement with Xiongan Fund Management and CLIIM (each as a General Partner) by 31 December 2019 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB8,002,000,000, of which RMB3,000,000,000 shall be contributed by the Company. China Life Capital and Xiongan Fund Management will serve as the manager and investment advisor of the Partnership, respectively.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partners: Xiongan Fund Management and CLIIM

•	Limited Partners: the Company and other investors

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Xiongan Fund Management, other investors and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB8,002,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage
Xiongan Fund Management	General Partner	RMB1,000,000	0.0125%
CLIIM	General Partner	RMB1,000,000	0.0125%
The Company	Limited Partner	RMB3,000,000,000	37.4906%
Other investors	Limited Partner	RMB5,000,000,000	62.4844%
		in aggregate

Commission File Number 001-31914

The Company shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the General Partners for payment of the capital contribution. The General Partners shall issue the demand note for payment of the capital contribution to all the Limited Partners at least 15 days in advance. The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

The Partnership will mainly invest in the following projects:

(1)

the operation projects on environmental protection that are in line with the overall planning of the government for Xiongan New Area and can promote the development of public utilities and ecological and environmental protection and improve the infrastructures within Xiongan New Area. In particular, the projects shall cover industries that are related to the environmental protection and operation, including energy (petroleum, natural gas and power), transportation (road, bridge, railway and airport) and municipal service (pipeline, water supply, garbage disposal, heating power and environmental comprehensive treatment);

(2)

the key projects within Xiongan New Area for the development of eco-tourism, development and operation of featured towns and park areas, technological innovation in the ecological and environmental protection sector, industrial research and development, and ecological and environmental protection of Baiyangdian watershed; and

(3)	other industrial projects that are in line with the overall planning of the government for Xiongan New Area and can serve the local development of Xiongan New Area.

Term

The Partnership shall have a term of fifteen years. The first five years shall be the investment period, and the remaining period upon expiry of the investment period shall be the exit period of the Partnership.

Management

Xiongan Fund Management, a General Partner, will serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. China Life Capital and Xiongan Fund Management will serve as the manager and investment advisor of the Partnership, respectively.

Commission File Number 001-31914

The manager of the Partnership shall provide the services of investment management and administrative affairs to the Partnership and receive the management fee in relation to such services from the Partnership. The investment advisor of the Partnership shall provide investment consultation and project management services to the Partnership and receive the consultation fee in relation to such services from the Partnership. The management fee and consultation fee shall be shared by all partners in proportion to their respective capital contributions. During the investment period of the Partnership, the annual management fee and consultation fee payable by the Partnership to the manager and the investment advisor shall, in aggregate, not exceed 0.792% of the total amount of paid-in capital contribution of all partners (of which the management fee shall be 0.36% of the total amount of paid-in capital contribution of all partners). During the exit period of the Partnership, the annual management fee and consultation fee payable by the Partnership to the manager and the investment advisor shall, in aggregate, not exceed 0.594% of the total amount of paid-in capital contribution of all partners (of which the management fee shall be 0.27% of the total amount of paid-in capital contribution of all partners).

The Partnership shall establish an investment decision committee consisting of five members. Among them, each of Xiongan Fund Management and CLIIM shall have the right to appoint two members, and a Limited Partner shall have the right to appoint one member. The investment decision committee shall be mainly responsible for making decisions with respect to the investment by the Partnership and its exit therefrom.

The Partnership shall also establish a specialist advisory committee consisting of eight members. Among them, Xiongan Fund Management shall have the right to appoint two members, and each of the Limited Partners shall have the right to appoint one member. The specialist advisory committee shall be mainly responsible for carrying out the preliminary feasibility study, and business model planning and innovation. No projects shall be submitted to the investment decision committee unless they have been assessed and approved by the specialist advisory committee.

Profit Distribution

The distributable profits of the Partnership shall be distributed in the following order:

(a)	The distributable profits shall be first distributed to all partners until each of them has recovered its paid-in capital contribution;

(b)	The balance (if any) shall be distributed to all partners until each of them has obtained the profits calculated at an internal rate of return of 6.5% based on its paid-in capital contribution; and

Commission File Number 001-31914

(c)	The balance (if any) shall be distributed to all Limited Partners (in proportion to their respective paid-in capital contributions) and the General Partners at the ratio of 80:20.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partners shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will invest in ecological and environmental protection projects in Baiyangdian watershed, covering water, solid waste treatment and other industries that have the characteristics of large capital size, long duration, stable cash flow and regional monopoly. The projects are mostly financed by the government with guaranteed bonus to be distributed during their operation, which meet the needs of insurance funds allocation. Through the Transaction, the Company will establish a strategic cooperation relationship with the management committee of Xiongan New Area in great depth, thus laying a foundation for subsequent cooperation at a more profound level. The Transaction will also embody the Company’s performance of its social responsibilities and its support for developing a beautiful China.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

Commission File Number 001-31914

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include revenue risk, liquidity risk, and operating risk, the details of which are as follows:

Revenue risk: In short term, non-government financed projects with operating income as their main source of income may not generate sufficient revenue due to the population size and consumption capability of Xiongan New Area, which would therefore affect the revenue expected to be received by the Partnership;

Liquidity risk: Operating profits of the projects to be invested by the Partnership may be below expectations, in which case, the Partnership may not be able to transfer its equity interests in the project companies successfully, thus resulting in a liquidity risk; and

Operating risk: there may be an operating risk with respect to post-investment fund application during the project operation process.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and CLIIM is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and CLIIM is an associate of CLIC, and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

Established in November 1995, China Life Capital has a registered capital of RMB1,000,000,000 and its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. As at 31 December 2018, China Life Capital had total assets of approximately RMB278,570,900, net assets of approximately RMB243,616,700, operating income of approximately RMB72,597,400 and net profit of approximately RMB9,792,600.

Established in September 2017, CLIIM has a registered capital of RMB50,000,000. CLIIM, a platform for active management equity investment funds with specific targets, was established by China Life Capital for investment in real assets in the infrastructure sector. CLIIM is engaged in the investment in and management of infrastructure projects that are in line with the national policies and satisfy the revenue requirement and risk preference of investors. As at 31 December 2018, CLIIM had total assets of approximately RMB15,441,200 and net assets of approximately RMB15,385,800.

Established in August 2018, Xiongan Fund Management has a registered capital of RMB100,000,000. Xiongan Fund Management has completed the registration with the Asset Management Association of China as a private equity fund manager specializing in private equity funds and venture capital funds.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

Commission File Number 001-31914

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLIIM”	國壽產業投資管理有限公司(China Life Industrial Investment Management Co., Ltd.,) a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partners”	the partners in the Partnership with unlimited joint and several liability under the Partnership Agreement, being Xiongan Fund Management and CLIIM

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partners”	the partners in the Partnership with limited liability up to the amount of their respective capital contributions under the Partnership Agreement, being the Company and other investors

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

Commission File Number 001-31914

“Partnership”	河北雄安白洋澱生態環保基金（有限合夥）(Hebei Xiongan Baiyangdian Ecological and Environmental Protection Fund (Limited Partnership)) (its name is subject to the approval by the administrative authority of industry and commerce), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by the Company and other investors (each as a Limited Partner) with Xiongan Fund Management and CLIIM (each as a General Partner) in respect of the Transaction

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

“Xiongan Fund Management”	中國雄安集團基金管理有限公司 (China Xiongan Group Fund Management Co., Ltd.), a company established under the laws of the PRC with limited liability

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 23 July 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors: Non-executive Directors: Independent Non-executive Directors:	Wang Bin, Su Hengxuan Yuan Changqing, Liu Huimin, Yin Zhaojun Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie